FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2014

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

ASTRAZENECA PROVIDES UPDATE AT JP MORGAN HEALTHCARE CONFERENCE ON PROGRESS TO ACHIEVE SCIENTIFIC LEADERSHIP AND RETURN TO GROWTH

Pascal Soriot, Chief Executive Officer, AstraZeneca will today present at the JP Morgan Healthcare Conference in San Francisco, CA at 4:30 pm Pacific time. At the conference, Pascal Soriot will provide an update on the company's development pipeline and outline its strategic priorities for 2014 as AstraZeneca continues to focus on achieving scientific leadership and returning to growth.

Highlights from the presentation:

· AstraZeneca has made good progress in accelerating and replenishing its portfolio in its three core therapeutic areas of oncology; cardiovascular/metabolic disease; and respiratory, inflammation and autoimmune diseases.
  AstraZeneca's late-stage pipeline now comprises 11 Phase III programmes, almost double the number of  programmes a year ago, and 27 Phase II programmes. The company has also initiated trials for its cancer munotherapy combination portfolio for which first data  readouts are anticipated in 2014/2015. An updated development pipeline table is available at www.astrazeneca.com.

· Following the acquisition of Bristol-Myers Squibb's interests in the companies' diabetes alliance - expected to complete during the first quarter of 2014 - and as the alliance's pipeline of new products is progressively launched, AstraZeneca continues  to believe a return to growth should come earlier than analyst consensus currently forecasts. AstraZeneca now expects 2017 revenues to be broadly in line with 2013 revenues.

AstraZeneca will provide a more detailed update on its progress at the company's Full Year Results on Thursday, 6 February 2014. Details of the JP Morgan Healthcare Conference webcast and how to access the presentations are available on www.astrazeneca.com/Investors and http://events.jpmorgan.com/.

NOTES TO EDITORS

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit:www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler                       +44 20 7604 8030 (UK/Global)
Ayesha Bharmal                     +44 20 7604 8034 (UK/Global)
Vanessa Rhodes                     +44 20 7604 8037 (UK/Global)
Michele Meixell                      +1 302 885 2677 (US)
Jacob Lund                       +46 8 553 260 20 (Sweden)

Investor Enquiries
Karl Hård                         +44 20 7604 8123 mob: +44 7789 654364
Colleen Proctor                       + 1 302 886 1842 mob: +1 302 357 4882
Anthony Brown                     +44 20 7604 8067 mob: +44 7585 404943
Jens Lindberg                      +44 20 7604 8414 mob: +44 7557 319729

Cautionary statement regarding forward-looking statements
In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: This press release contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this press release and AstraZeneca undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trademarks, or the risk of failure to obtain patent protection; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances and acquisitions will be unsuccessful; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any delays in the manufacturing, distribution and sale of any of our products; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; the risk of product counterfeiting; the risk of failure to successfully implement planned cost reduction measures through productivity initiatives and restructuring programmes; the risk that regulatory approval processes for biosimilars could have an adverse effect on future commercial prospects; the impact of failing to attract and retain key personnel and to successfully engage with our employees; and the impact of increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation.

14 January 2014
-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 14 January 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary